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                                                                    Exhibit 3.08


                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                      AUTOMOTIVE INFORMATION SYSTEMS, INC.


                                    ARTICLE I

         The name of this Corporation is Automotive Information Systems, Inc.

                                   ARTICLE II

         The registered office of this Corporation is located at 1032 Norwest Midland Bank Building, Minneapolis, Minnesota 55401 and the registered agent at such address is CT Corporation System.

                                   ARTICLE III

         This Corporation is authorized to issue an aggregate total of 20.000,000 shares, all of which shall be designated Common Stock having no designated par value.

                                   ARTICLE IV

         No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

                                    ARTICLE V

         No shareholder of this corporation shall have any cumulative voting rights.

                                   ARTICLE VI

         The shares of the Corporation may be issued by the Board of Directors from time to time in such amounts and for such consideration and on such terms and conditions as the Board of Directors may from time to time determine. Each holder of shares of Common Stock shall have the preemptive right to subscribe for, purchase or otherwise acquire, within such period of time and for such consideration and on such terms and conditions as may be fixed by the Board of Directors, such shares of the Corporation (and obligations and other securities convertible into or exchangeable for such shares) as may from time to time be issued for cash, and whether now or hereafter authorized, in the ratio that the number of shares of Common Stock held by such holder
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immediately prior to the time of issue bears to the total number of shares of
Common Stock outstanding immediately prior to such time. Such preemptive right shall be deemed waived by any such holder who does not exercise such right and pay for such preemptive shares within thirty (30) days of receipt of notice in writing from the Corporation stating the prices, terms and conditions of the issue of such shares or other securities and notifying him of his preemptive right to purchase same; provided, however, that the Board of Directors may extend the time within which such preemptive rights may be exercised, if such extension is set forth in the notice to the shareholders and is applicable to all shareholders equally.


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